SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 24, 2022

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Fourth Quarter Results 2021”, dated January 24, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 24th day of January 2022.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q4 2021

Philips delivers Q4 sales of EUR 4.9 billion and income from continuing operations of EUR 139 million; Adjusted EBITA margin amounts to 13.1%, and operating cash flow is EUR 720 million; good demand drives mid-single-digit order intake growth

Amsterdam, January 24, 2022

Fourth-quarter highlights

  Group sales amounted to EUR 4.9 billion, with a 10% comparable sales decline
  Comparable order intake increased 4%, driven by double-digit growth in the Diagnosis & Treatment businesses
  Income from continuing operations amounted to EUR 139 million and included an impact of EUR 220 million related to the addition to the Respironics field action provision; income from continuing operations was EUR 508 million in Q4 2020
  Adjusted EBITA of EUR 647 million, or 13.1% of sales, compared to EUR 995 million, or 19.0% of sales, in Q4 2020
  Operating cash flow was EUR 720 million, resulting in a free cash flow of EUR 519 million

Full-year highlights

  Group sales amounted to EUR 17.2 billion, with high-single-digit comparable sales growth in the Diagnosis & Treatment and Personal Health businesses, offset by a decline in the Connected Care businesses, resulting in a 1% comparable sales decline
  Comparable order intake increased 4%, driven by double-digit growth in the Diagnosis & Treatment businesses
  Income from continuing operations was EUR 612 million and included an impact of EUR 719 million related to the Respironics field action provision; income from continuing operations was EUR 999 million in 2020
  Adjusted EBITA of EUR 2,054 million, or 12.0% of sales, compared to EUR 2,277 million, or 13.2% of sales, in 2020
  Operating cash flow was EUR 1,629 million, resulting in a free cash flow of EUR 900 million
  Proposed dividend maintained at EUR 0.85 per share, in cash or shares at the option of the shareholder

Frans van Houten, CEO of Royal Philips:

“In the fourth quarter, we recorded EUR 4.9 billion sales, reflecting a 10% comparable sales decline, with an Adjusted EBITA margin of 13.1%. As we announced on January 12, 2022, sales were impacted by several headwinds, namely supply chain challenges, postponement of equipment installations in hospitals related to COVID-19, and the consequences of the Respironics field action.

Our strategy and portfolio continue to resonate very well with customers and consumers, generating good demand for our products and solutions. For the full year, I am pleased with the 8% comparable sales growth in the Diagnosis & Treatment businesses and 9% growth in the Personal Health businesses. Connected Care sales declined, resulting in a 1% comparable sales decrease for the Group. The aforementioned headwinds had a combined impact of 5 percentage-points on the Group’s full year comparable sales.

Group comparable order intake growth also remained robust throughout the year, with 4% growth for the full year, driven by double-digit growth in the Diagnosis & Treatment businesses. This further builds on the high-single-digit Group comparable order intake growth in 2020, resulting in an all-time-high order book. During 2021, we signed 80 long-term strategic partnerships and launched innovations such as the Spectral CT 7500 to support a precision diagnosis, as well as expanding our Azurion image-guided therapy platform with breakthrough applications to innovate minimally invasive treatments. We also continued to help consumers take better care of their health with our personal health offerings.

Patient well-being is at the heart of everything we do at Philips, and we remain extremely focused on repairing and replacing the devices related to the Philips Respironics recall notification. We are conducting a comprehensive test and research program and provided an update in December on the positive VOC test results related to the first-generation DreamStation devices.

Based on good customer demand and our growing order book, we expect to resume our growth and margin expansion trajectory in the course of 2022. In the short term, however, we continue to see significant volatility and headwinds related to COVID-19 and supply chain challenges, despite our ongoing mitigation efforts. Due to this, the Respironics field action and the 9% comparable sales growth in Q1 2021, we expect to start the year with a comparable sales decline, followed by a recovery and strong second half of the year. For the full year, we target to deliver 5-6% comparable sales growth excluding Sleep & Respiratory Care. For the Group, we target 3-5% comparable sales growth and a 40-90 basis-points improvement in Adjusted EBITA margin.”

Business segment performance

Driven by Philips’ attractive portfolio, comparable order intake for the Diagnosis & Treatment businesses increased 10%, with double-digit growth in Image-Guided Therapy and mid-single digit growth in Ultrasound in the fourth quarter. Comparable sales were in line with Q4 2020, with double-digit growth in Image-Guided Therapy, offset by declines in Ultrasound and Diagnostic Imaging. The Adjusted EBITA margin was 13.0% in the quarter, mainly impacted by lower sales due to supply chain headwinds. For the full year, the Diagnosis & Treatment businesses recorded 8% comparable sales growth and an Adjusted EBITA margin of 12.4%.

The Connected Care businesses’ comparable order intake declined 10% on the back of high COVID-19-generated demand in Q4 2020. Hospital Patient Monitoring orders showed continued growth in Q4 2021, driven by the ongoing structural increase in adoption of patient care management solutions in both high- and low-acuity care settings in the hospital. Comparable sales decreased 32% in the fourth quarter following the aforementioned high COVID-19-generated demand in Q4 2020, and a double-digit decline in Sleep & Respiratory Care in Q4 2021, because of the Respironics field action. The Adjusted EBITA margin amounted to 11.7% in the quarter, mainly impacted by the decline in sales. For the full year, the Connected Care businesses recorded a 23% comparable sales decrease and an Adjusted EBITA margin of 10.6%.

The Personal Health businesses’ comparable sales decreased 3%, mainly impacted by supply chain shortages. The Adjusted EBITA margin increased to 21.6%, mainly driven by productivity measures. For the full year, the Personal Health businesses delivered 9% comparable sales growth and an increased Adjusted EBITA margin of 17.6%.

Philips’ ongoing focus on innovation and partnerships resulted in the following key developments in the quarter and the year:

  In 2021, Philips’ products and solutions improved the lives of 1.7 billion people, including 167 million people in underserved communities. In addition, Philips was again recognized for its leading sustainability performance in the 2021 Dow Jones Sustainability Indices and CDP's Climate Change A-list.
  Philips signed 35 new long-term strategic partnerships in North America, Europe and Asia, including a 10-year agreement with a large integrated healthcare system in the US for advanced patient monitoring and enterprise imaging solutions, as well as analytics and services to enhance operational outcomes and performance.
  Philips further expanded its leading image-guide therapy portfolio through the acquisition of Vesper Medical, adding a venous stenting solution to address the root cause of chronic deep venous disease and enhance patient care. This will complement Philips’ strong IVUS offering in venous imaging and expand the company’s growth in the vascular therapy market.
  Building on the ambulatory cardiac diagnostics and monitoring solutions resulting from the BioTelemetry acquisition, Philips acquired Cardiologs, adding a vendor-neutral heart disorder screener and ECG analysis applications based on machine learning algorithms. This technology will accelerate diagnostic reporting and streamline clinician workflow and patient care.
  Philips has provided The First Affiliated Hospital of Zhengzhou University – one of the biggest hospitals in the world, with more than 10,000 beds – with a range of advanced diagnostic imaging and image-guided therapy systems, including IQon Spectral CT and the Azurion image-guided therapy platform.
  Expanding Philips’ unique helium-free operating MR imaging portfolio, the company received FDA clearance for its new MR 5300 system. Powered by AI, the MR 5300 simplifies and automates complex clinical and operational tasks for imaging departments to help accelerate workflows and improve access to affordable, quality care.
  Further expanding the company’s comprehensive CT portfolio, Philips introduced the new CT 5100 Incisive with CT Smart Workflow, comprising AI-enabled capabilities designed to accelerate workflows, enhance diagnostic confidence, and maximize system up-time.
  Highlighting the company’s leading position in high-acuity care settings, Philips received FDA clearance for the IntelliVue MX750 and MX850 patient monitors, which are uniquely designed to support scalability, alarm management, cybersecurity, and enhanced infection prevention within the hospital.
  Philips completed the successful roll-out of the Sonicare 9900 Prestige in North America, China, Europe, Middle East and Asia Pacific. The premium electric toothbrush finished #1 in the Stiftung Warentest, Europe’s leading consumer organization. Philips further expanded its oral healthcare portfolio with the launch of innovative interdental cleaning devices in North America, China and Asia Pacific.

Capital allocation

In the fourth quarter, Philips completed the EUR 1.5 billion share repurchase program for capital reduction purposes that was initiated in the first quarter of 2019. Under the share buyback program that was announced on July 26, 2021, Philips acquired a total of approximately 21.8 million shares in the fourth quarter and in January 2022 through open market purchases. In previous quarters, Philips had already entered into a number of forward transactions with settlement dates in 2022, 2023 and 2024.

Philips completed the cancellation of 33.5 million of its shares that were acquired under both repurchase programs. Further details on Philips’ current repurchase program and previous programs can be found here.

Philips Respironics field action

As announced on January 12, 2022, Philips Respironics is increasing the field action provision by EUR 220 million, mainly due to the higher volume of registered devices eligible for remediation, following the comprehensive customer and patient outreach program in the fourth quarter, and increased supply costs.

Philips Respironics has submitted a comprehensive response and action plan in connection with the November 2021 Form-483 to the FDA, which are being evaluated. Philips Respironics continues to engage with the FDA and other relevant competent authorities.

In December 2021, Philips provided an update on the VOC test results to date for the first-generation DreamStation devices. The results indicate that the VOC concentrations are within safe exposure limits specified in the applicable safety standard (ISO 18562). Comprehensive particulate testing and analyses are expected to be completed in the second quarter of 2022.

To date, Philips Respironics has produced a total of approximately 1.5 million repair kits and replacement devices – of which approximately 750,000 have reached customers – and aims to complete the repair and replacement program in the fourth quarter of 2022.

As previously disclosed, in relation to the affected devices, Philips Respironics is a defendant in several class-action lawsuits and individual personal injury claims. Given the uncertain nature and timing of the relevant events and potential associated obligations, if any, the company is unable to reliably estimate the financial effect of these matters.

Cost savings

Gross cost savings amounted to EUR 91 million in the fourth quarter, and EUR 398 million for the full year 2021. After deducting cost increases related to increases in supply costs, net savings amounted to EUR 19 million in the fourth quarter, and EUR 279 million for the full year.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Fourth-quarter highlights

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q4 20201)	Q4 2021
Sales	5,235	4,944
Nominal sales growth	0%	(6)%
Comparable sales growth2)	6%	(10)%
Comparable order intake3)	7%	4%
Income from operations	654	162
as a % of sales	12.5%	3.3%
Financial expenses, net	(19)	(21)
Investments in associates, net of income taxes	(1)	(8)
Income tax	(126)	6
Income from continuing operations	508	139
Discontinued operations, net of income taxes	99	12
Net income	607	151
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders4) (in EUR) - diluted	0.55	0.16
Adjusted income from continuing operations attributable to shareholders4) (in EUR) - diluted2)	0.83	0.57
Net income attributable to shareholders4) (in EUR) - diluted	0.66	0.18
EBITA2)	872	230
as a % of sales	16.7%	4.6%
Adjusted EBITA2)	995	647
as a % of sales	19.0%	13.1%
Adjusted EBITDA2)	1,263	905
as a % of sales	24.1%	18.3%
1) Comparative figures in this report have been restated, refer to 'Presentation' in Forward-looking statements and other important information. 2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 3) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2020. 4) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales declined by 10% due to headwinds caused by global supply chain challenges, postponement of equipment installations in hospitals, and consequences of the Respironics field action. Comparable sales in the Diagnosis & Treatment businesses were in line with Q4 2020, while there was a double-digit comparable sales decline in the Connected Care businesses and a low-single-digit comparable sales decline in the Personal Health businesses.
  Comparable order intake increased by 4%, with double-digit growth in the Diagnosis & Treatment businesses, which was partly offset by a double-digit decline in the Connected Care businesses.
  Adjusted EBITA was EUR 647 million and the margin amounted to 13.1%, due to the decline in sales and the impact of supply chain headwinds, partly offset by productivity measures.
  Restructuring, acquisition-related and other charges amounted to EUR 417 million, compared to EUR 122 million in Q4 2020. Q4 2021 includes an addition to a field action provision of EUR 220 million, restructuring charges of EUR 29 million, acquisition-related charges of EUR 20 million offset by a EUR 23 million gain related to the re-measurement of contingent consideration liabilities, and provisions for quality actions of EUR 74 million and other matters of EUR 40 million in the Connected Care businesses.
  Financial income and expenses resulted in an expense of EUR 21 million, compared to an expense of EUR 19 million in Q4 2020. Q4 2021 includes gains on the value of Philips' minority participations.
  Income tax decreased by EUR 132 million year-on-year, mainly due to lower income and other tax benefits as a result of a business transfer.
  Net income decreased by EUR 456 million, mainly due to lower operational earnings and the addition to the field action provision, which was partly offset by lower income tax.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q4 2020	Q4 2021	nominal	comparable1)
Western Europe	1,180	1,111	(6)%	(10)%
North America	1,936	1,903	(2)%	(9)%
Other mature geographies	485	449	(8)%	(5)%
Total mature geographies	3,602	3,463	(4)%	(9)%
Growth geographies	1,633	1,481	(9)%	(12)%
Philips Group	5,235	4,944	(6)%	(10)%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Amounts may not add up due to rounding

  Comparable sales declined across all geographic clusters, which was mainly due to headwinds caused by global supply chain challenges, postponement of equipment installations in hospitals, and consequences of the Respironics field action.

Cash and cash equivalents balance

in millions of EUR unless otherwise stated

	Q4 2020	Q4 2021
Beginning cash balance	2,490	3,827
Free cash flow1)	1,079	519
Net cash flows from operating activities	1,314	720
Net capital expenditures	(234)	(201)
Other cash flows from investing activities	10	(13)
Treasury shares transactions	(134)	(1,449)
Changes in debt	(74)	(33)
Other cash flow items	(31)	16
Net cash flows from discontinued operations	(114)	(564)
Ending cash balance	3,226	2,303
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities amounted to EUR 720 million, mainly due to increased working capital, partly offset by lower income tax paid.
  Treasury shares transactions includes share repurchases for capital reduction purposes and for Long-Term Incentive and employee stock purchase plans.
  Net cash flows from discontinued operations includes the tax payments on the sale of the Domestic Appliances business.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	September 30, 2021	December 31, 2021
Long-term debt	6,623	6,473
Short-term debt	1,011	506
Total debt	7,635	6,980
Cash and cash equivalents	3,827	2,303
Net debt	3,808	4,676
Shareholders' equity	14,561	14,438
Non-controlling interests	42	36
Group equity	14,602	14,475
Net debt : group equity ratio1)	21:79	24:76
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q4 2020	Q4 2021
Sales	2,458	2,508
Sales growth
Nominal sales growth	(5)%	2%
Comparable sales growth1)	1%	0%
Income from operations	285	315
as a % of sales	11.6%	12.6%
EBITA1)	315	339
as a % of sales	12.8%	13.5%
Adjusted EBITA1)	344	325
as a % of sales	14.0%	13.0%
Adjusted EBITDA1)	422	406
as a % of sales	17.2%	16.2%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales were in line with Q4 2020, with double-digit growth in Image-Guided Therapy, which was partly offset by a decline in Ultrasound and in Diagnostic Imaging. All businesses were impacted by supply chain shortages.
  Comparable sales in mature geographies showed low-single-digit growth, while growth geographies recorded a low-single-digit decline.
  Adjusted EBITA was EUR 325 million and the margin amounted to 13.0%, mainly due to the impact of supply chain headwinds.
  Restructuring, acquisition-related and other charges amounted to a gain of EUR 15 million, compared to charges of EUR 28 million in Q4 2020. Q4 2021 includes acquisition-related charges of EUR 10 million, offset by a EUR 26 million gain related to the re-measurement of contingent consideration liabilities. In Q1 2022, restructuring, acquisition-related and other charges are expected to total approximately EUR 25 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q4 2020	Q4 2021
Sales	1,582	1,205
Sales growth
Nominal sales growth	17%	(24)%
Comparable sales growth1)	24%	(32)%
Income from operations	215	(318)
as a % of sales	13.6%	(26.4)%
EBITA1)	399	(279)
as a % of sales	25.2%	(23.2)%
Adjusted EBITA1)	431	141
as a % of sales	27.2%	11.7%
Adjusted EBITDA1)	497	196
as a % of sales	31.4%	16.3%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 32%, following the high COVID-19-generated demand in Q4 2020, and the impact of the Respironics field action. Sales were also impacted by supply chain shortages.
  Comparable sales in growth and mature geographies showed a double-digit decline for the reasons mentioned above.
  Adjusted EBITA was EUR 141 million and the margin amounted to 11.7%, mainly due to the decline in sales.
  Restructuring, acquisition-related and other charges were EUR 420 million, compared to EUR 32 million in Q4 2020. Q4 2021 includes an addition to a field action provision of EUR 220 million, EUR 47 million of restructuring and acquisition-related charges, and provisions for quality actions of EUR 74 million and other matters of EUR 40 million. In Q1 2022, restructuring, acquisition-related and other charges are expected to total approximately EUR 65 million.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q4 20201)	Q4 2021
Sales	1,056	1,045
Sales growth
Nominal sales growth	(5)%	(1)%
Comparable sales growth2)	0%	(3)%
Income from operations	215	224
as a % of sales	20.4%	21.4%
EBITA2)	219	228
as a % of sales	20.7%	21.8%
Adjusted EBITA2)	222	226
as a % of sales	21.0%	21.6%
Adjusted EBITDA2)	258	257
as a % of sales	24.4%	24.6%
1) Comparative figures in this report have been restated, refer to 'Presentation' in Forward-looking statements and other important information. 2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 3%, mainly due to supply chain shortages.
  Comparable sales in growth geographies were in line with Q4 2020, while mature geographies recorded a mid-single-digit decline.
  Adjusted EBITA was EUR 226 million and the margin amounted to 21.6%, mainly due to productivity measures.

Other

Key data

in millions of EUR

	Q4 2020	Q4 2021
Sales	140	186
Income from operations	(62)	(59)
EBITA1)	(61)	(57)
Adjusted EBITA1) of:	(1)	(44)
IP Royalties	85	64
Innovation	(43)	(43)
Central costs	(48)	(62)
Other	5	(3)
Adjusted EBITDA1)	86	45
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales increased by EUR 46 million, mainly driven by supplies to a divested business, partly offset by lower royalty income.
  The decrease in Adjusted EBITA mainly relates to lower royalty income and investments, mainly in IT and Quality & Regulatory.
  Restructuring, acquisition-related and other charges amounted to EUR 14 million, compared to EUR 59 million in Q4 2020. In Q1 2022, restructuring, acquisition-related and other charges are expected to total approximately EUR 25 million.

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 10, 2022, to declare a distribution of EUR 0.85 per common share, in cash or shares at the option of the shareholder, against the net income of 2021.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 12, 2022 at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and Euronext Amsterdam, the dividend record date will be May 13, 2022.

Shareholders will be given the opportunity to make their choice between cash and shares between May 16 and June 3, 2022. If no choice is made during this election period, the dividend will be paid in cash. The number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares Koninklijke Philips N.V. at Euronext Amsterdam on June 1, 2 and 3, 2022. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 7, 2022. Payment of the dividend (up to EUR 744 million) and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 8, 2022.

Further details will be given in the agenda with explanatory notes for the 2022 Annual General Meeting of Shareholders. All dates mentioned remain provisional until then.

Full-year highlights

Philips performance

Key data

in millions of EUR unless otherwise stated

	January to December
	20201)	2021
Sales	17,313	17,156
Nominal sales growth	1%	(1)%
Comparable sales growth2)	3%	(1)%
Comparable order intake3)	9%	4%
Income from operations	1,264	553
as a % of sales	7.3%	3.2%
Financial expenses, net	(44)	(39)
Investments in associates, net of income taxes	(9)	(4)
Income tax expense	(212)	103
Income from continuing operations	999	612
Discontinued operations, net of income taxes	196	2,711
Net income	1,195	3,323
Earnings per common share (EPS)
Income from continuing operations to shareholders4) (in EUR) - diluted	1.08	0.67
Adjusted income from continuing operations attributable to shareholders4) (in EUR) - diluted2)	1.74	1.65
Net income attributable to shareholders4) per common share (in EUR) - diluted	1.29	3.65
EBITA2)	1,784	890
as a % of sales	10.3%	5.2%
Adjusted EBITA2)	2,277	2,054
as a % of sales	13.2%	12.0%
Adjusted EBITDA2)	3,262	2,985
as a % of sales	18.8%	17.4%
1) Comparative figures in this report have been restated, refer to 'Presentation' in Forward-looking statements and other important information. 2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 3) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2020. 4) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales declined by 1%, with high-single-digit growth in the Personal Health businesses and Diagnosis & Treatment businesses, which was more than offset by a decline in the Connected Care businesses, following the high COVID-19-generated demand in 2020 and the consequences of the Respironics field action.
  Comparable order intake increased by 4%, with double-digit growth in the Diagnosis & Treatment businesses, which was partly offset by a double-digit decline in the Connected Care businesses following the high COVID-19-generated demand in 2020.
  Adjusted EBITA was EUR 2,054 million and the margin amounted to 12.0%, due to a decline in sales and the impact of supply chain headwinds, partly offset by productivity measures.
  Amortization of acquired intangible assets includes an impairment of EUR 55 million related to technology assets.
  Restructuring, acquisition-related and other charges amounted to EUR 1,164 million, compared to EUR 494 million in 2020. 2021 includes a field action provision of EUR 719 million, a loss of EUR 76 million related to a divestment, restructuring charges of EUR 80 million, acquisition-related charges of EUR 102 million partly offset by a EUR 87 million gain related to the re-measurement of contingent consideration liabilities, provisions for quality actions of EUR 94 million and other matters of EUR 53 million in the Connected Care businesses, and separation costs of EUR 64 million related to the Domestic Appliances business. 2021 also includes a favorable result in legal matters of EUR 38 million, a gain of EUR 33 million related to a minority participation, and a benefit from the re-measurement of environmental liabilities of EUR 22 million.
  Financial income and expenses resulted in an expense of EUR 39 million, compared to an expense of EUR 44 million in 2020. 2021 includes gains on the value of Philips' minority participations and higher net interest income.
  Income tax decreased by EUR 315 million year-on-year, mainly due to lower income, as well as the impact from the recognition of tax assets and other tax benefits as a result of a business transfer.
  Net income from discontinued operations increased by EUR 2,515 million year-on-year, mainly driven by the result on the sale of the Domestic Appliances business.
  Net income increased by EUR 2,128 million, mainly driven by the result on the sale of the Domestic Appliances business, partly offset by the EUR 719 million field action provision.

Cash and cash equivalents balance

in millions of EUR

	January to December
	2020	2021
Beginning cash and cash equivalents balance	1,425	3,226
Free cash flow1)	1,635	900
Net cash flows from operating activities	2,511	1,629
Net capital expenditures	(876)	(729)
Other cash flows from investing activities	(391)	(2,943)
Treasury shares transactions	(297)	(1,613)
Changes in debt	783	(251)
Dividend paid to shareholders	(1)	(482)
Other cash flow items	(57)	62
Net cash flows discontinued operations	129	3,403
Ending cash and cash equivalents balance	3,226	2,303
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities amounted to EUR 1,629 million, mainly due to increased working capital and consumption of provisions, partly offset by lower income tax paid.
  Other cash flows from investing activities mainly includes transactions related to the acquisitions of BioTelemetry and Capsule Technologies amounting to EUR 2.8 billion.
  Treasury shares transactions includes share repurchases for capital reduction purposes and for Long-Term Incentive and employee stock purchase plans.
  Changes in debt mainly includes lease repayments, whereas 2020 mainly included the net proceeds related to bonds issued, partly offset by lease repayments.
  Dividend paid to shareholders includes a EUR 409 million cash dividend, whereas in 2020 the dividend was fully distributed in shares.
  Net cash flows from discontinued operations includes the net cash proceeds after tax on the sale of the Domestic Appliances business.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2020	December 31, 2021
Long-term debt	5,705	6,473
Short-term debt	1,229	506
Total debt	6,934	6,980
Cash and cash equivalents	3,226	2,303
Net debt	3,708	4,676
Shareholders' equity	11,870	14,438
Non-controlling interests	31	36
Group equity	11,901	14,475
Net Debt : group equity ratio1)	24:76	24:76
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	2020	2021
Sales	8,175	8,635
Sales growth
Nominal sales growth	(4)%	6%
Comparable sales growth1)	(2)%	8%
Income from operations	497	941
as a % of sales	6.1%	10.9%
EBITA1)	706	1,097
as a % of sales	8.6%	12.7%
Adjusted EBITA1)	818	1,071
as a % of sales	10.0%	12.4%
Adjusted EBITDA1)	1,111	1,358
as a % of sales	13.6%	15.7%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales growth was 8%, with double-digit growth in Image-Guided Therapy and mid-single-digit growth in Diagnostic Imaging and Ultrasound.
  Comparable sales in mature geographies showed high-single-digit growth, driven by double-digit growth in North America and high-single-digit growth in Western Europe. Growth geographies recorded high-single-digit growth, driven by double-digit growth in Latin America and India and mid-single-digit growth in China.
  Adjusted EBITA was EUR 1,071 million and the margin amounted to 12.4%, mainly driven by sales growth and productivity measures.
  Amortization of acquired intangible assets includes an impairment of EUR 55 million related to technology assets.
  Restructuring, acquisition-related and other charges amounted to a gain of EUR 25 million, compared to charges of EUR 112 million in 2020. 2021 includes restructuring charges of EUR 44 million, acquisition-related charges of EUR 48 million offset by a EUR 85 million gain related to the re-measurement of contingent consideration liabilities, and a favorable result in legal matters of EUR 38 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	2020	2021
Sales	5,568	4,593
Sales growth
Nominal sales growth	19%	(18)%
Comparable sales growth1)	22%	(23)%
Income from operations	711	(732)
as a % of sales	12.8%	(15.9)%
EBITA1)	989	(571)
as a % of sales	17.8%	(12.4)%
Adjusted EBITA1)	1,198	488
as a % of sales	21.5%	10.6%
Adjusted EBITDA1)	1,415	672
as a % of sales	25.4%	14.6%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 23%, following the high COVID-19-generated demand in Q4 2020 and the impact of the Respironics field action in 2021.
  Comparable sales in growth and mature geographies showed a double-digit decline, for the reasons mentioned above.
  Adjusted EBITA was EUR 488 million and the margin amounted to 10.6%, mainly due to the decline in sales and the impact in the Sleep & Respiratory Care business.
  Restructuring, acquisition-related and other charges were EUR 1,058 million, compared to EUR 209 million in 2020. 2021 includes a field action provision of EUR 719 million, EUR 93 million of restructuring and acquisition-related charges, provisions for quality actions of EUR 94 million and other matters of EUR 53 million, and a gain of EUR 33 million related to a minority participation.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	20201)	2021
Sales	3,173	3,410
Sales growth
Nominal sales growth	(10)%	7%
Comparable sales growth2)	(7)%	9%
Income from operations	356	585
as a % of sales	11.2%	17.2%
EBITA2)	371	600
as a % of sales	11.7%	17.6%
Adjusted EBITA2)	426	599
as a % of sales	13.4%	17.6%
Adjusted EBITDA2)	556	714
as a % of sales	17.5%	20.9%
1) Comparative figures in this report have been restated, refer to 'Presentation' in Forward-looking statements and other important information. 2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales growth was 9%, with double-digit growth in Personal Care and Mother & Child Care and mid-single-digit growth in Oral Healthcare.
  Comparable sales in mature geographies showed mid-single-digit growth, driven by mid-single-digit growth in North America and Western Europe. Growth geographies recorded double-digit growth, driven by double-digit growth in Central & Eastern Europe, Russia & Central Asia and Latin America and mid-single-digit growth in China.
  Adjusted EBITA was EUR 599 million and the margin amounted to 17.6%, mainly driven by sales growth and productivity measures, partly offset by higher investments in advertising & promotion.
  Restructuring, acquisition-related and other charges were not material, compared to EUR 55 million in 2020.

Other

Key data

in millions of EUR

	January to December
	2020	2021
Sales	396	519
Income from operations	(300)	(242)
EBITA1)	(282)	(236)
Adjusted EBITA1) of:	(165)	(105)
IP Royalties	204	246
Innovation	(178)	(151)
Central costs	(137)	(189)
Other	(54)	(10)
Adjusted EBITDA1)	180	241
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales increased by EUR 123 million, mainly driven by supplies to a divested business and higher royalty income.
  Adjusted EBITA increased by EUR 60 million, mainly due to higher royalty income and lower charges related to environmental provisions, partly offset by investments, mainly in IT and Quality & Regulatory.
  Restructuring, acquisition-related and other charges amounted to EUR 131 million, compared to EUR 118 million in 2020. 2021 includes a loss of EUR 76 million related to a divestment and EUR 64 million of separation costs related to the Domestic Appliances business, partly offset by a benefit from the re-measurement of environmental liabilities of EUR 22 million.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include: statements made about our strategy; estimates of sales growth; future Adjusted EBITA; future restructuring and acquisition-related charges and other costs; future developments in Philips’ organic business; and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: changes in industry or market circumstances; economic, political and societal changes; Philips’ increasing focus on health technology and solutions; the successful completion of divestments; the realization of Philips' objectives in growth geographies; business plans and integration of acquisitions; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; COVID-19 and other pandemics; breaches of cybersecurity; IT system changes or failures; the effectiveness of our supply chain; challenges to drive operational excellence, productivity and speed in bringing innovations to market; attracting and retaining personnel; future trade arrangements following Brexit; compliance with regulations and standards, including quality, product safety and data privacy; compliance with business conduct rules and regulations; treasury risks and other financial risks; tax risks; costs of defined-benefit pension plans and other post-retirement plans; reliability of internal controls, financial reporting and management process. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2020.

Philips has recognized a provision related to the voluntary recall notification in the US/field safety notice outside the US for certain sleep and respiratory care products, based on Philips’ best estimate for the expected field actions. The future developments are subject to significant uncertainties, which require management to make estimates and assumptions about items such as quantities, costs to repair or replace, and duration. Actual outcomes in future periods may differ from these estimates and affect the company's results of operations, financial position and cash flows.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management's estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2020.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2020. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2020 except for the adoption of new standards and amendments to standards which are also expected to be reflected in the company's consolidated IFRS financial statements as at and for the year ending December 31, 2021.

On September 1, 2021, Philips completed the sale of the Domestic Appliances business. The results of this transaction, which Philips announced on March 25, 2021, are presented under Discontinued Operations in this report. Comparative results have been restated to reflect the treatment of the Domestic Appliances business as a discontinued operation since Q1 2021. Further details of the restatement have been published on the Philips Investor Relations website and can be accessed here.

Prior-period amounts have been reclassified to conform to the current-period presentation; this includes immaterial organizational changes.

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q4		January to December
	2020	2021	2020	2021
Sales	5,235	4,944	17,313	17,156
Cost of sales	(2,710)	(3,026)	(9,493)	(9,988)
Gross margin	2,525	1,918	7,820	7,168
Selling expenses	(1,107)	(1,175)	(4,054)	(4,258)
General and administrative expenses	(162)	(124)	(630)	(599)
Research and development expenses	(465)	(475)	(1,822)	(1,806)
Other business income	11	45	122	186
Other business expenses	(149)	(28)	(173)	(138)
Income from operations	654	162	1,264	553
Financial income	40	35	158	149
Financial expenses	(59)	(56)	(202)	(188)
Investment in associates, net of income taxes	(1)	(8)	(9)	(4)
Income before taxes	634	133	1,211	509
Income tax expense	(126)	6	(212)	103
Income from continuing operations	508	139	999	612
Discontinued operations, net of income taxes	99	12	196	2,711
Net income	607	151	1,195	3,323
Attribution of net income
Income from continuing operations attributable to shareholders1)	504	145	991	608
Net income attributable to shareholders1)	603	157	1,187	3,319
Net income attributable to non-controlling interests	4	(6)	8	4
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	907,303	888,858	907,721	904,272
- diluted	915,209	894,388	916,625	909,655
Income from continuing operations attributable to shareholders1)
- basic	0.56	0.16	1.09	0.67
- diluted	0.55	0.16	1.08	0.67
Net income attributable to shareholders1)
- basic	0.66	0.18	1.31	3.67
- diluted	0.66	0.18	1.29	3.65
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding

Condensed statements of comprehensive income

In millions of EUR

	January to December
	2020	2021
Net income for the period	1,195	3,323

Pensions and other post employment plans:
Remeasurement, before tax	51	134
Income tax effect on remeasurements	(12)	(21)

Financial assets fair value through OCI:
Net current-period change, before tax	-	(39)
Income tax effect on net current-period change		1
Total of items that will not be reclassified to Income statement	39	74

Currency translation differences:
Net current-period change, before tax	(1,040)	1,078
Income tax effect on net current-period change	1	(5)
Reclassification adjustment for (gain) loss realized		36
Reclassification adjustment for (gain) loss realized, in discontinued operations		69

Cash flow hedges:
Net current-period change, before tax	69	(52)
Income tax effect on net current-period change	(17)	18
Reclassification adjustment for (gain) loss realized	(6)	(14)
Total of items that are or may be reclassified to Income Statement	(992)	1,129

Other comprehensive income (loss) for the period	(953)	1,203

Total comprehensive income (loss) for the period	242	4,527

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	235	4,520
Non-controlling interests	6	7

Amounts may not add up due to rounding.

Condensed consolidated balance sheets

in millions of EUR

	December 31, 2020	December 31, 2021
Non-current assets:
Property, plant and equipment	2,682	2,699
Goodwill	8,014	10,637
Intangible assets excluding goodwill	2,997	3,650
Non-current receivables	230	224
Investments in associates	240	426
Other non-current financial assets	430	630
Non-current derivative financial assets	6	2
Deferred tax assets	1,820	2,216
Other non-current assets	66	129
Total non-current assets	16,486	20,613

Current assets:
Inventories	2,993	3,450
Other current financial assets	-	2
Other current assets	424	493
Current derivative financial assets	105	61
Income tax receivable	150	180
Current receivables	4,156	3,787
Assets classified as held for sale	173	71
Cash and cash equivalents	3,226	2,303
Total current assets	11,227	10,347
Total assets	27,713	30,961

Equity:
Equity	11,870	14,438
Common shares	182	177
Reserves	(340)	748
Other	12,028	13,514
Non-controlling interests	31	36
Group equity	11,901	14,475

Non-current liabilities:
Long-term debt	5,705	6,473
Non-current derivative financial liabilities	86	119
Long-term provisions	1,458	1,315
Deferred tax liabilities	59	83
Non-current contract liabilities	403	446
Non-current tax liabilities	291	544
Other non-current liabilities	74	56
Total non-current liabilities	8,077	9,037

Current liabilities:
Short-term debt	1,229	506
Current derivative financial liabilities	77	83
Income tax payable	57	128
Accounts payable	2,119	1,872
Accrued liabilities	1,678	1,784
Current contract liabilities	1,239	1,491
Short-term provisions	522	998
Liabilities directly associated with assets held for sale	30	1
Other current liabilities	785	587
Total current liabilities	7,735	7,450
Total liabilities and group equity	27,713	30,961

Amounts may not add up due to rounding

Consolidated statements of cash flows

in millions of EUR

	January to December
	2020	2021
Cash flows from operating activities:
Net income (loss)	1,195	3,323
Results of discontinued operations - net of income tax	(196)	(2,711)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of fixed assets	1,462	1,323
Impairment of goodwill and other non-current financial assets	144	15
Share-based compensation	112	108
Net loss (gain) on sale of assets	(1)	55
Interest income	(13)	(18)
Interest expense on debt, borrowings and other liabilities	159	152
Income taxes	212	(103)
Investments in associates, net of income taxes	8	4
Decrease (increase) in working capital:	(98)	(401)
Decrease (increase) in receivables and other current assets	92	(39)
Decrease (increase) in inventories	(578)	(581)
Increase (decrease) in accounts payable, accrued and other current liabilities	387	219
Decrease (increase) in non-current receivables, other assets and other liabilities	41	(13)
Increase (decrease) in provisions	(91)	427
Other items	96	(164)
Interest paid	(148)	(151)
Interest received	13	17
Dividends received from investments in associates	4	14
Income taxes paid	(390)	(249)
Net cash provided by (used for) operating activities	2,511	1,629
Cash flows from investing activities:
Net capital expenditures	(876)	(729)
Purchase of intangible assets	(114)	(107)
Expenditures on development assets	(296)	(259)
Capital expenditures on property, plant and equipment	(485)	(397)
Proceeds from sales of property, plant and equipment	19	33
Net proceeds from (cash used for) derivatives and current financial assets	(13)	48
Purchase of other non-current financial assets	(131)	(124)
Proceeds from other non-current financial assets	65	124
Purchase of businesses, net of cash acquired	(317)	(3,098)
Net proceeds from sale of interests in businesses, net of cash disposed of	4	107
Net cash provided by (used for) investing activities	(1,267)	(3,672)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	16	(25)
Principal payments on short-term portion of long-term debt	(298)	(302)
Proceeds from issuance of long-term debt	1,065	76
Re-issuance of treasury shares	46	23
Purchase of treasury shares	(343)	(1,636)
Dividend paid to shareholders1)	(1)	(482)
Dividend paid to shareholders of non-controlling interests	(2)	(2)
Net cash provided by (used for) financing activities	483	(2,347)

Net cash provided by (used for) continuing operations	1,727	(4,390)
Net cash provided by (used for) discontinued operations	129	3,403
Net cash provided by (used for) continuing and discontinued operations	1,856	(986)
Effect of change in exchange rates on cash and cash equivalents	(55)	65
Cash and cash equivalents at the beginning of the period	1,425	3,226
Cash and cash equivalents at the end of the period	3,226	2,303
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items. Amounts may not add up due to rounding

Condensed consolidated statements of change in equity

In millions of EUR

	Common shares	Currency translation differences	Fair value through OCI	Cash flow hedges	Capital in excess of par value	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Total equity
		Reserves			Other
Balance as of January 1, 2020	179	978	(303)	(24)	3,671	8,296	(201)	12,597	28	12,625
Total comprehensive income (loss)		(1,036)	-	46		1,225		235	6	242
Dividend distributed	4				754	(782)		(25)	(2)	(26)
Minority buy-out									(1)	(1)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(2)			2		-		-
Purchase of treasury shares						-	(130)	(130)		(130)
Re-issuance of treasury shares					(146)	7	161	23		23
Forward contracts						(793)	(126)	(920)		(920)
Share call options						24	(55)	(31)		(31)
Cancellation of treasury shares	(1)					(151)	152
Share-based compensation plans					116			116		116
Income tax share-based compensation plans					4			4		4
Balance as of December 31, 2020	182	(58)	(305)	23	4,400	7,828	(199)	11,870	31	11,901

Balance as of January 1, 2021	182	(58)	(305)	23	4,400	7,828	(199)	11,870	31	11,901
Total comprehensive income (loss)		1,175	(39)	(48)		3,432		4,520	7	4,527
Dividend distributed	1				290	(773)		(482)	(2)	(484)
Minority buy-out									-	-
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings						-		-		-
Purchase of treasury shares						-	(758)	(757)		(757)
Re-issuance of treasury shares					(150)	18	143	11		11
Forward contracts						48	(869)	(821)		(821)
Share call options						12	(21)	(9)		(9)
Cancellation of treasury shares	(7)					(1,221)	1,228
Share-based compensation plans					110			110		110
Income tax share-based compensation plans					(4)			(4)		(4)
Balance as of December 31, 2021	177	1,117	(344)	(25)	4,646	9,344	(476)	14,438	36	14,475

Amounts may not add up due to rounding.

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12.3, Reconciliation of non-IFRS information, of the Annual Report 2020 and to the Forward-looking statements and other important information.

Sales growth composition

in %

	Q4 2021				January to December
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2021 versus 2020
Diagnosis & Treatment	2.1%	0.0%	(1.9)%	0.2%	5.6%	0.0%	2.5%	8.1%
Connected Care	(23.8)%	(6.7)%	(1.3)%	(31.8)%	(17.5)%	(7.2)%	2.2%	(22.6)%
Personal Health	(1.0)%	0.0%	(2.0)%	(3.0)%	7.4%	0.0%	1.6%	9.0%
Philips Group	(5.6)%	(2.6)%	(1.6)%	(9.8)%	(0.9)%	(2.5)%	2.2%	(1.2)%

Adjusted income from continuing operations attributable to shareholders1)

in millions of EUR unless otherwise stated

	Q4		January to December
	2020	2021	2020	2021
Net income	607	151	1,195	3,323
Discontinued operations, net of income taxes	(99)	(12)	(196)	(2,711)
Income from continuing operations	508	139	999	612
Continuing operations non-controlling interests	(4)	6	(8)	(4)
Income from continuing operations attributable to shareholders1)	504	145	991	608
Adjustments for:
Amortization and impairment of acquired intangible assets	75	69	377	322
Impairment of goodwill	144		144	15
Restructuring and acquisition-related charges	84	26	195	95
Other items	38	391	299	1,069
Net finance expenses	(28)	(21)	(125)	(84)
Tax impact of adjusted items and tax only adjusting items	(60)	(104)	(285)	(527)
Adjusted income from continuing operations attributable to shareholders1)	757	507	1,594	1,497
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.55	0.16	1.08	0.67
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted	0.83	0.57	1.74	1.65
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q4 2021
Net income	151
Discontinued operations, net of income taxes	(12)
Income tax expense	(6)
Investments in associates, net of income taxes	8
Financial expenses	56
Financial income	(35)
Income from operations	162	315	(318)	224	(59)
Amortization and impairment of acquired intangible assets	69	25	39	4	1
EBITA	230	339	(279)	228	(57)
Restructuring and acquisition-related charges	26	(15)	47	(1)	(4)
Other items	391	-	373		18
Adjusted EBITA	647	325	141	226	(44)

January to December 2021
Net income	3,323
Discontinued operations, net of income taxes	(2,711)
Income tax expense	(103)
Investments in associates, net of income taxes	4
Financial expenses	188
Financial income	(149)
Income from operations	553	941	(732)	585	(242)
Amortization and impairment of acquired intangible assets	322	153	148	15	6
Impairment of goodwill	15	2	13
EBITA	890	1,097	(571)	600	(236)
Restructuring and acquisition-related charges	95	7	93	(1)	(5)
Other items	1,069	(32)	965	-	136
Adjusted EBITA	2,054	1,071	488	599	(105)

Q4 2020
Net income	607
Discontinued operations, net of income taxes	(99)
Income tax expense	126
Investments in associates, net of income taxes	1
Financial expenses	59
Financial income	(40)
Income from operations	654	285	215	215	(62)
Amortization and impairment of acquired intangible assets	75	30	40	4	1
Impairment of goodwill	144		144
EBITA	872	315	399	219	(61)
Restructuring and acquisition-related charges	84	25	43	3	12
Other items	38	3	(11)	(1)	47
Adjusted EBITA	995	344	431	222	(1)

January to December 2020
Net income	1,195
Discontinued operations, net of income taxes	(196)
Income tax expense	212
Investments in associates, net of income taxes	9
Financial expenses	202
Financial income	(158)
Income from operations	1,264	497	711	356	(300)
Amortization and impairment of acquired intangible assets	377	209	134	16	18
Impairment of goodwill	144	-	144
EBITA	1,784	706	989	371	(282)
Restructuring and acquisition-related charges	195	29	97	31	37
Other items	299	83	112	24	81
Adjusted EBITA	2,277	818	1,198	426	(165)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q4 2021
Net income	151
Discontinued operations, net of income taxes	(12)
Income tax expense	(6)
Investments in associates, net of income taxes	8
Financial expenses	56
Financial income	(35)
Income from operations	162	315	(318)	224	(59)
Depreciation, amortization and impairments of fixed assets	343	108	110	34	91
Restructuring and acquisition-related charges	26	(15)	47	(1)	(4)
Other items	391	-	373		18
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(17)	(1)	(16)	-	-
Adjusted EBITDA	905	406	196	257	45

January to December 2021
Net income	3,323
Discontinued operations, net of income taxes	(2,711)
Income tax expense	(103)
Investments in associates, net of income taxes	4
Financial expenses	188
Financial income	(149)
Income from operations	553	941	(732)	585	(242)
Depreciation, amortization and impairments of fixed assets	1,323	459	384	130	350
Impairment of goodwill	15	2	13
Restructuring and acquisition-related charges	95	7	93	(1)	(5)
Other items	1,069	(32)	965	-	136
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(70)	(21)	(51)		2
Adjusted EBITDA	2,985	1,358	672	714	241

Q4 2020
Net income	607
Discontinued operations, net of income taxes	(99)
Income tax expense	126
Investments in associates, net of income taxes	1
Financial expenses	59
Financial income	(40)
Income from operations	654	285	215	215	(62)
Depreciation, amortization and impairments of fixed assets	373	110	130	40	93
Impairment of goodwill	144		144
Restructuring and acquisition-related charges	84	25	43	3	12
Other items	38	3	(11)	(1)	47
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(30)	(2)	(24)		(4)
Adjusted EBITDA	1,263	422	497	258	86

January to December 2020
Net income	1,195
Discontinued operations, net of income taxes	(196)
Income tax expense	212
Investments in associates, net of income taxes	9
Financial expenses	202
Financial income	(158)
Income from operations	1,264	497	711	356	(300)
Depreciation, amortization and impairments of fixed assets	1,462	536	415	144	368
Impairment of goodwill	144	-	144
Restructuring and acquisition-related charges	195	29	97	31	37
Other items	299	83	112	24	81
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(102)	(35)	(64)	1	(4)
Adjusted EBITDA	3,262	1,111	1,415	556	180

Composition of free cash flow

in millions of EUR

	Q4		January to December
	2020	2021	2020	2021
Net cash provided by operating activities	1,314	720	2,511	1,629
Net capital expenditures	(234)	(201)	(876)	(729)
Purchase of intangible assets	(35)	(17)	(114)	(107)
Expenditures on development assets	(74)	(68)	(296)	(259)
Capital expenditures on property, plant and equipment	(133)	(129)	(485)	(397)
Proceeds from disposals of property, plant and equipment	8	13	19	33
Free cash flow	1,079	519	1,635	900

Philips statistics

in millions of EUR unless otherwise stated

	2020				2021
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,693	3,974	4,411	5,235	3,827	4,230	4,156	4,944
Comparable sales growth1)	(1)%	(5)%	10%	6%	9%	9%	(8)%	(10)%
Comparable order intake2)	24%	27%	(18)%	7%	(5)%	(15)%	47%	4%
Gross margin	1,651	1,660	1,984	2,525	1,487	1,789	1,973	1,918
as a % of sales	44.7%	41.8%	45.0%	48.2%	38.9%	42.3%	47.5%	38.8%
Selling expenses	(1,017)	(962)	(969)	(1,107)	(986)	(1,056)	(1,041)	(1,175)
as a % of sales	(27.5)%	(24.2)%	(22.0)%	(21.1)%	(25.8)%	(25.0)%	(25.0)%	(23.8)%
G&A expenses	(151)	(158)	(159)	(162)	(173)	(138)	(164)	(124)
as a % of sales	(4.1)%	(4.0)%	(3.6)%	(3.1)%	(4.5)%	(3.3)%	(3.9)%	(2.5)%
R&D expenses	(466)	(434)	(456)	(465)	(424)	(470)	(437)	(475)
as a % of sales	(12.6)%	(10.9)%	(10.3)%	(8.9)%	(11.1)%	(11.1)%	(10.5)%	(9.6)%
Income from operations	9	205	396	654	(52)	85	358	162
as a % of sales	0.2%	5.2%	9.0%	12.5%	(1.4)%	2.0%	8.6%	3.3%
Net income	39	210	340	607	40	153	2,980	151
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.02	0.21	0.30	0.55	(0.04)	0.07	0.47	0.16
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.14	0.27	0.50	0.83	0.28	0.40	0.40	0.57
EBITA1)	92	364	456	872	61	173	426	230
as a % of sales	2.5%	9.2%	10.3%	16.7%	1.6%	4.1%	10.2%	4.6%
Adjusted EBITA1)	208	390	684	995	362	532	512	647
as a % of sales	5.6%	9.8%	15.5%	19.0%	9.5%	12.6%	12.3%	13.1%
Adjusted EBITDA1)	445	630	924	1,263	579	762	739	905
as a % of sales	12.0%	15.9%	20.9%	24.1%	15.1%	18.0%	17.8%	18.3%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2020. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips statistics in millions of EUR unless otherwise stated

	2020				2021
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,693	7,667	12,078	17,313	3,827	8,057	12,212	17,156
Comparable sales growth1)	(1)%	(3)%	2%	3%	9%	9%	3%	(1)%
Comparable order intake 2)	24%	26%	10%	9%	(5)%	(11)%	4%	4%
Gross margin	1,651	3,310	5,295	7,820	1,487	3,277	5,250	7,168
as a % of sales	44.7%	43.2%	43.8%	45.2%	38.9%	40.7%	43.0%	41.8%
Selling expenses	(1,017)	(1,979)	(2,947)	(4,054)	(986)	(2,042)	(3,083)	(4,258)
as a % of sales	(27.5)%	(25.8)%	(24.4)%	(23.4)%	(25.8)%	(25.3)%	(25.2)%	(24.8)%
G&A expenses	(151)	(309)	(468)	(630)	(173)	(311)	(475)	(599)
as a % of sales	(4.1)%	(4.0)%	(3.9)%	(3.6)%	(4.5)%	(3.9)%	(3.9)%	(3.5)%
R&D expenses	(466)	(901)	(1,357)	(1,822)	(424)	(894)	(1,331)	(1,806)
as a % of sales	(12.6)%	(11.8)%	(11.2)%	(10.5)%	(11.1)%	(11.1)%	(10.9)%	(10.5)%
Income from operations	9	214	610	1,264	(52)	33	391	553
as a % of sales	0.2%	2.8%	5.1%	7.3%	(1.4)%	0.4%	3.2%	3.2%
Net income	39	249	588	1,195	40	192	3,173	3,323
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.02	0.23	0.53	1.08	(0.04)	0.03	0.51	0.67
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.14	0.41	0.91	1.74	0.28	0.69	1.08	1.65
EBITA1)	92	456	912	1,784	61	234	660	890
as a % of sales	2.5%	5.9%	7.6%	10.3%	1.6%	2.9%	5.4%	5.2%
Adjusted EBITA1)	208	598	1,282	2,277	362	894	1,406	2,054
as a % of sales	5.6%	7.8%	10.6%	13.2%	9.5%	11.1%	11.5%	12.0%
Adjusted EBITDA1)	445	1,075	1,999	3,262	579	1,341	2,080	2,985
as a % of sales	12.0%	14.0%	16.6%	18.8%	15.1%	16.6%	17.0%	17.4%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	887,579	891,301	909,472	905,128	905,289	912,734	910,306	870,182
Shareholders' equity per common share in EUR	13.66	12.29	12.89	13.11	13.80	13.10	16.00	16.59
Net debt : group equity ratio1)	28:72	31:69	29:71	24:76	34:66	36:64	21:79	24:76
Total employees of continuing operations	73,568	73,675	73,982	75,001	77,343	77,084	77,746	78,189
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2020. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.

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